Pricing Term Sheet	Free Writing Prospectus
dated as of December 1, 2016	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated November 30, 2016 to the
Prospectus dated November 30, 2016
Registration No. 333-193610

Rexnord Corporation

The Offering of

7,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/20th Interest in a Share of

5.75% Series A Mandatory Convertible Preferred Stock (the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with (i) the preliminary prospectus supplement dated November 30, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated November 30, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-193610. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Rexnord Corporation

Common Stock:	The Issuer’s common stock, par value $0.01 per share.

Ticker / Exchange for the Common Stock:	RXN / The New York Stock Exchange (“NYSE”)

Trade Date:	December 2, 2016.

Settlement Date:	December 7, 2016.

Use of Proceeds:

The Issuer estimates that the net proceeds to it from the Offering, after deducting underwriting discounts, commissions and estimated offering expenses payable by it for the Offering, will be approximately $339.1 million (or approximately $390.0 million if the underwriters exercise their over-allotment option in full).

The Issuer intends to use the net proceeds from the Offering to repay approximately $169.6 million (or $195.0 million if the underwriters exercise their option to purchase additional depositary shares in full) of the Issuer’s outstanding term loan indebtedness under its credit agreement, with the remainder for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Depositary Shares Offered:	7,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 5.75% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Offering, the Issuer will issue 350,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ option to purchase additional Depositary Shares.

Option for Underwriters to Purchase Additional Depositary Shares:	1,050,000 additional Depositary Shares (corresponding to 52,500 additional shares of the Mandatory Convertible Preferred Stock).

	Per Depositary Share	Total
Public Offering Price	$50.0000	$350,000,000
Underwriting Discount and Commissions	$1.5249	$10,674,300
Proceeds to the Issuer (Before Expenses)	$48.4751	$339,325,700

Dividends:

5.75% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is $10.86 per share of Mandatory Convertible Preferred Stock (equivalent to $0.5431 per Depositary Share). Each subsequent dividend is expected to be $14.38 per share of Mandatory Convertible Preferred Stock (equivalent to $0.7188 per Depositary Share).

Dividend Record Dates:	The February 1, May 1, August 1 and November 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2017 and ending on, and including, November 15, 2019.

Mandatory Conversion Date:	The third business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 22nd scheduled trading day immediately preceding November 15, 2019.

Initial Price:	$20.99, which is approximately equal to $1,000, divided by the Maximum Conversion Rate.

Threshold Appreciation Price:	$25.19, which represents a premium of approximately 20% over the Initial Price and is approximately equal to $1,000, divided by the Minimum Conversion Rate.

Floor Price:	$7.35 (approximately 35% of the Initial Price).

Conversion Rate per Share of Mandatory Convertible Preferred Stock:	The conversion rate for each share of Mandatory Convertible Preferred Stock will be not more than 47.6420 shares of Common Stock and not less than 39.7020 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 2.3821 shares of Common Stock and not less than 1.9851 shares of Common Stock.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Greater than the Threshold Appreciation Price	39.7020 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 39.7020 and 47.6420 shares of Common Stock, determined by dividing $1,000 by the applicable market value

	Less than the Initial Price	47.6420 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:
	Applicable Market Value of the Common Stock	Conversion Rate per Depositary Share

	Greater than the Threshold Appreciation Price	1.9851 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 1.9851 and 2.3821 shares of Common Stock, determined by dividing $50 by the applicable market value

	Less than the Initial Price	2.3821 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Preliminary Prospectus Supplement), at any time prior to November 15, 2019, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), at the Minimum Conversion Rate of 39.7020 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 1.9851 shares of Common Stock per Depositary Share), subject to adjustment as described in the Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change:

If a fundamental change (as defined in the Preliminary Prospectus Supplement) occurs on or prior to November 15, 2019, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), into shares of Common Stock at the fundamental change conversion rate (as defined in the Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change, but in no event later than November 15, 2019).

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Preliminary Prospectus Supplement) in the fundamental change:

Stock Price
Effective Date	$5.00	$10.00	$15.00	$17.50	$20.99	$23.00	$24.00	$25.19	$27.50	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00
December 7, 2016	46.1180	44.7520	42.6700	41.8160	40.9080	40.5180	40.3540	40.1820	39.9100	39.6880	39.4040	39.2460	39.1140	39.0740	39.0640
November 15, 2017	47.1480	46.2080	44.0660	42.9940	41.7700	41.2260	40.9960	40.7540	40.3720	40.0660	39.6860	39.4920	39.3440	39.3040	39.2940
November 15, 2018	47.3680	47.2140	45.7800	44.5420	42.7980	41.9520	41.5940	41.2180	40.6460	40.2220	39.7740	39.6040	39.5240	39.5140	39.5100
November 15, 2019	47.6420	47.6420	47.6420	47.6420	47.6420	43.4780	41.6660	39.7020	39.7020	39.7020	39.7020	39.7020	39.7020	39.7020	39.7020

The exact stock price and effective date may not be set forth in the table, in which case:

•    if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•    if the stock price is in excess of $70 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement; and

•    if the stock price is less than $5.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

Stock Price
Effective Date	$5.00	$10.00	$15.00	$17.50	$20.99	$23.00	$24.00	$25.19	$27.50	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00
December 7, 2016	2.3059	2.2376	2.1335	2.0908	2.0454	2.0259	2.0177	2.0091	1.9955	1.9844	1.9702	1.9623	1.9557	1.9537	1.9532
November 15, 2017	2.3574	2.3104	2.2033	2.1497	2.0885	2.0613	2.0498	2.0377	2.0186	2.0033	1.9843	1.9746	1.9672	1.9652	1.9647
November 15, 2018	2.3684	2.3607	2.2890	2.2271	2.1399	2.0976	2.0797	2.0609	2.0323	2.0111	1.9887	1.9802	1.9762	1.9757	1.9755
November 15, 2019	2.3821	2.3821	2.3821	2.3821	2.3821	2.1739	2.0833	1.9851	1.9851	1.9851	1.9851	1.9851	1.9851	1.9851	1.9851

The exact stock price and effective date may not be set forth in the table, in which case:

•    if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•    if the stock price is in excess of $70.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20, subject to adjustment as described in the Preliminary Prospectus Supplement; and

•    if the stock price is less than $5.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20, subject to adjustment as described in the Preliminary Prospectus Supplement.

Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares upon the occurrence of a fundamental change in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Preliminary Prospectus Supplement) is 5.25% per annum.

Listing:	The Issuer does not intend to apply to list the Depositary Shares on the New York Stock Exchange unless the Issuer is advised by the underwriters prior to issuance of the Depositary Shares that the minimum distribution requirement established by the New York Stock Exchange for listing the Depositary Shares has been satisfied and the underwriters request that the Issuer apply for listing of the Depositary Shares on the New York Stock Exchange.

CUSIP / ISIN for the Depositary Shares:	76169B201 / US76169B2016

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	76169B300 / US76169B3006

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Barclays Capital Inc. Citigroup Global Markets Inc.

Co-Managers:	Robert W. Baird & Co. Incorporated SunTrust Robinson Humphrey, Inc. Mizuho Securities USA Inc.

Stabilization:	The Issuer has been advised by the underwriters that, prior to purchasing the Depositary Shares from the Issuer, on December 1, 2016, one of the underwriters purchased, on behalf of the syndicate, 150,000 shares of the Issuer’s common stock at a weighted average price of $20.9167 per share in stabilizing transactions.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the Offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from: Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone (800) 221-1037, or email: newyork.prospectus@credit-suisse.com; Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, telephone (800) 503-4611, or email prospectus.CPDG@db.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (888) 603-5847, or email Barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (800) 831-9146.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the related base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.